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                            ORBCOMM Inc. Letterhead
                         2115 Linwood Avenue, Suite 100
                          Fort Lee, New Jersey  07024
                                 (201) 363-4900


                                                                October 31, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

     Re:  ORBCOMM Inc.
          Registration Statement on Form S-1
          (Registration No. 333-134088)
          ----------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), ORBCOMM Inc., a Delaware corporation (the "Company"), hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (Registration No. 333-134088) originally filed on May 12, 2006, as amended (the "Registration Statement"), relating to shares of Common Stock, par value $0.001 per share, of the Company so that the Registration Statement shall become effective at 11:00 a.m. Eastern time on November 2, 2006 or as soon thereafter as practicable.

     The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. In connection with distribution of the securities to which the Registration Statement relates, the Company has engaged the following managing underwriters:
UBS Securities LLC, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Cowen and Company, LLC (together the "Underwriters"). The Underwriters are also requesting acceleration of the effectiveness of the Registration Statement concurrently with the Company in a separate letter.


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The Company also acknowledges that:


o should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

o the Company may not assert the Staff's comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.











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                                        Very truly yours,

                                        ORBCOMM Inc.

                                        By: /s/ Christian G. Le Brun
                                            ----------------------------
                                        Name:  Christian G. Le Brun
                                        Title: Senior Vice President and
                                               General Counsel
VIA EDGAR AND FACSIMILE
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cc: Peggy Fisher
    Eduardo Aleman
    Andrew Mew
    Robert Littlepage





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